Exhibit 99.1

ObsEva to Present at the SVB Leerink 10th Annual Global Healthcare Conference

Geneva, Switzerland and Boston, MA – February 17, 2021 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a clinical-stage biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today announced that Company Management will be participating in a fireside chat and one-on-one investor meetings at the SVB Leerink 10th Annual Global Healthcare Conference.

Details on the presentation can be found below.

Date:	Wednesday, February 24, 2021
Time:	8:40 AM ET
Webcast:	Click Here

The presentation and archived webcast will also be accessible under “Events Calendar” in the investors section of ObsEva’s website.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids and preterm labor. ObsEva is listed on the NASDAQ Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office contact

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Joyce Allaire

jallaire@lifesciadvisors.com

+1 (617)-435-6602